SCHEDULE 14A INFORMATION
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934

Filed by the Registrant [  ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement

[ ]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Materials Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                               Circon Corporation.
                    (Exact Name as Specified in its Charter)

                        The Circon Shareholders Committee
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):
[ ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(j)(2).
[ ]  $500 per each party to the controversy pursuant to Exchange Act
     Rule 14a-6(i)(3).
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)   Title of each class of securities to which transaction applies:

     2)   Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:1

     4)   Proposed maximum aggregate value of transaction:

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

     2)   Form, Schedule or Registration Statement No.:

     3)   Filing Party:

     4)   Date Filed:

                           Preliminary Proxy Statement
                             Dated November 2, 1998
                        THE CIRCON SHAREHOLDERS COMMITTEE
                             c/o MacKenzie Partners,
                                      Inc.
                                156 Fifth Avenue
                            New York, New York 10010


                                      * * *

                PROXY STATEMENT IN SUPPORT OF CIRCON SHAREHOLDERS
                              COMMITTEE'S NOMINEES
               FOR THE ELECTION AS DIRECTORS OF CIRCON CORPORATION

                       1998 ANNUAL MEETING OF SHAREHOLDERS

                                  INTRODUCTION


     This Proxy Statement and the accompanying BLUE proxy card are being furnished in connection with the solicitation of proxies by the Circon Shareholders Committee (the "Committee") for use at the 1998 Annual Meeting of Shareholders of Circon Corporation ("Circon" or the "Company") scheduled for November 24, 1998, or any adjournment or postponement thereof (the "Annual Meeting"). Circon has not yet announced a location or a time for the Annual Meeting. This Proxy Statement and the BLUE proxy card are first being sent to shareholders of the Company on or about November 4, 1998. The Company's principal executive offices are located at 6500 Hollister Avenue, Santa Barbara, CA 93117.

     The Company has set October 23, 1998 as the record date (the "Record Date") for determining shareholders entitled to notice of, and to vote at, the Meeting. According to the Company's Preliminary Proxy Statement filed with the Securities Exchange Commission on October 30, 1998, as of the Record Date, there were outstanding 13,441,419 shares of common stock, par value $.01 per share.

     As of the Record Date, members of the Committee and other participants in the Committee's solicitation beneficially own, in the aggregate, 1,295,360 shares or 9.6% of the Company's common stock and are seeking your vote for the election of Lester Hill, Jonathan R. Macey and Alain Oberrotman (the "Nominees") as directors of Circon at the Annual Meeting for a three-year term expiring at the 2001 Annual Meeting of Shareholders. Each of the Committee members intends to vote its Circon shares for the election of the Nominees.

     The members of the Committee consist of Castlerigg Master Investments, Ltd., Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc. and P. Schoenfeld Asset Management, LLC. Certain additional information concerning the members of the Committee and other participants in the Committee's solicitation is set forth in Appendices A and B and elsewhere herein.


                       THE COMMITTEE'S NOMINEES WILL SEEK
                    TO IMMEDIATELY MAXIMIZE SHAREHOLDER VALUE

     The Committee believes that it is in the shareholders' best interest for the Company's board to aggressively seek the prompt maximization of shareholder value, including the full and immediate exploration of the sale of the Company at fair value. The Committee believes that the Nominees, when elected and subject to their fiduciary duties, will actively explore the sale of the Company at an appropriate price. Because neither the Committee members nor the Nominees have access to detailed information concerning the Company's financial condition, they have not formed an opinion as to what constitutes an appropriate price.


     If all of the Nominees are elected, they will constitute three directors of the seven-member Circon Board. Under Circon's Certificate of Incorporation and Bylaws, a majority of the whole Board constitutes a quorum, and Board action may be taken by a vote of a majority of the directors when a quorum is present. Accordingly, if all of the Nominees are elected, they may not be able, without the support of at least one other Board member, to take Board action. Nonetheless, if elected, the Nominees will, subject to their fiduciary duties, seek to convince other members of the Circon Board that fully exploring alternatives for the immediate maximization of shareholder value, including a prompt sale of Circon at a price reflecting the Company's fair value, is in the best interest of all shareholders.

     In addition, if the Nominees are elected, they intend to seek to install Lester Hill, one of the Nominees, as Chief Executive Officer of the Company. The Committee believes that Mr. Hill's experience makes him an ideal person to lead the Company through the shareholder maximization process. If Mr. Hill becomes chief executive officer, he intends to seek to appoint David Schlotterbeck as chief operating officer of the Company and to the board if a vacancy should occur. Together, Messrs. Hill and Schlotterbeck led Pacific Scientific Corporation, which was trading at $12 per share in February 1997 (when they became involved with that Company), to a sale at $30.25 per share in March 1998. For information concerning Mr. Hill's experience, see page 5; Mr. Schlotterbeck was president and chief executive officer from 1995-1997 of VitalCom, a medical network manufacturer, and from 1991-1994, was executive vice president and chief operating officer of Nellcor, Inc., a medical device maker.

     THE COMMITTEE BELIEVES THAT THE ELECTION OF THE NOMINEES REPRESENTS THE BEST OPPORTUNITY TO MAXIMIZE SHAREHOLDER VALUE. For over two years, the Circon Board resisted offers by U.S. Surgical Corporation ("U.S. Surgical") to acquire Circon, despite the fact that Circon shareholders overwhelmingly supported such sale.


     More than two years ago, U.S. Surgical was willing to pay $18 per share in a tender offer for all of Circon's common stock, which at the time represented a premium of approximately 83% over the average closing price of the stock during the ten days prior to the tender offer. In response to that offer, the Circon directors installed various anti-takeover provisions, which prevented the shareholders from deciding whether or not to sell the Company. The Circon Board stated that $18 per share did not reflect Circon's long term value. They stated that management needed additional time to implement its operating plan.


     In the last two years, the Circon Board has succeeded in causing U.S. Surgical to lower its bid, and on September 15, 1998, U.S. Surgical withdrew its tender offer.

     As a result of the Circon Board's refusal to remove its anti-takeover defenses, management was given a two year opportunity to implement its operating plan. WHAT HAS MANAGEMENT SUCCEEDED IN DOING? It has succeeded in causing you to lose an $18 offer for your Circon shares two years ago. It has succeeded in causing you to lose a succession of decreasing offers for your shares, each one, however, still substantially higher than the $8.12 price of your stock on October 20, 1998 the day the Committee announced its intention to nominate two candidates at the Annual Meeting. MANAGEMENT'S OPERATING PLAN AND THE CIRCON BOARD'S IDEA OF LONG TERM VALUE HAS COST YOU ALMOST $10 FOR EACH SHARE YOU OWN.

     On October 20, 1998, the Company announced that Richard Auhll resigned as chairman and chief executive officer. In that same release, the Company also announced that "The Circon Board has determined not to continue actively soliciting new acquisition proposals at this time ...." The Committee believes that Mr. Auhll's resignation should offer renewed opportunity for sale negotiations and, with the election of the Committee's Nominees, provide shareholders with greater representation in the process of maximizing shareholder value. Only then will shareholders be assured that the Board is adequately considering shareholders' interests.

     The Committee also believes that Mr. Hill represents an ideal replacement as chief executive officer, and, with the proposed addition of Mr. Schlotterbeck, provides an excellent management team to lead the Company through the value maximization process.


     If you believe, as we do, that the Circon Board has failed to take appropriate steps to maximize shareholder value over the past two years, the Committee urges you to vote your BLUE proxy card FOR each of the Committee's Nominees.

                        VOTING AND REVOCATION OF PROXIES


     Holders of record of Circon common stock on the Record Date are entitled to one vote per share for the election of directors at the Meeting, except that cumulative voting will apply to the election of directors if any shareholder properly notifies the Company of an intention to vote cumulatively at the Meeting. The Committee expects that cumulative voting will apply in the election of directors at the Annual Meeting. Under cumulative voting, each shareholder is entitled to (a) cast the number of votes equal to the number of his or her shares multiplied by the number of directors to be elected (three) and (b) distribute such votes among the nominees for election as directors or to vote for a lesser number, or a single nominee, as he or she sees fit. If a shareholder wishes to distribute his or her votes in a specific manner, the proxy card should be marked to indicate clearly how the votes are to be distributed among the nominees. For example, the shareholder may write on the proxy card the number of votes to be cast next to the name of the Nominee or Nominees for whom the shareholder desires to cast such votes. If a shareholder strikes out the name of a Nominee, all the cumulative votes of such shareholder will be distributed to the remaining Committee Nominees. If no specific instruction is given regarding the distribution of votes, the Committee's proxy holders currently intend to distribute the shares which they are entitled to vote first, to cause Mr. Hill's election (unless that would prevent the Committee from electing at least two of its Nominees) and, second, in favor of the other Nominees in their discretion.


     The Committee is not aware of any matter other than the election of directors at the Annual Meeting. Should any other business properly come before the Annual Meeting, the Committee's BLUE proxy card confers upon the Committee's proxy holders discretionary authority to vote in respect to any such business in accordance with their judgment.


     Execution and delivery of a proxy card will not effect a shareholder's right to attend the Annual Meeting and vote in person. A shareholder in whose name the shares are registered as of the Record Date and who has given a proxy may revoke it at any time before it is voted by executing and delivering a written revocation to the Committee or to the Secretary of the Company, by presentation of a later dated proxy or by attending the Annual Meeting and voting by ballot (which has the effect of revoking the prior proxy). Attendance at the Annual Meeting, however, will not in and of itself revoke a proxy.


     A shareholder who is a beneficial owner but not a registered owner as of the Record Date, cannot vote his or her shares except by the shareholder's broker, bank or nominee executing a proxy on his or her behalf. Your broker, bank or other nominee cannot vote your stock without your specific instructions.


     Whether or not you plan to attend the Annual Meeting, please sign, mark and date the enclosed BLUE proxy card and return it in the accompanying envelope as soon as possible. Sign your BLUE proxy card exactly as our name appears on the label.

                            THE COMMITTEE'S NOMINEES

     Certain information regarding the Nominees, their present principal occupations and business addresses, their business experience, their ages, the aggregate number of shares of Circon stock beneficially owned, directly, or indirectly, by each of them as of October 15, 1998 and a summary of their transaction history of Circon stock during the past two years is set forth below.

Name, Principal Occupation,                                                               Shares Owned of Record or
Business Address and Age                   Business Experience                            Beneficially
------------------------                   -------------------                            ------------
Jonathan R. Macey                          Since 1991,  Mr. Macey has been                Mr. Macey does not own any
Professor of law at Cornell                a professor of law at Cornell                  securities issued by
University School of Law                   University School of Law. In                   Circon nor has he
Cornell School of Law                      the fall of 1993, he was a                     purchased or sold Company
306 Myron Taylor Hall                      visiting  professor, faculty of                securities during the past
Ithaca, NY 14850                           law,  Stockholm School of                      two years.
Age: 43                                    Economics.  From 1993 through
                                           June 1994, Mr. Macey was a
                                           research fellow, International
                                           Center for Economic Research,
                                           Turin, Italy.

Alain M. Oberrotman                        From 1992-1997,  Mr. Oberrotman                Mr. Oberrotman does not
Independent Management                     was a principal in the private                 own any securities issued
Consultant                                 equity  group at Odyssey                       by Circon nor has he
5 Woodland Drive                           Partners, L.P., involved with,                 purchased or sold Company
Rye Brook, NY 10573                        among other things,                            securities during the past
Age: 47                                    acquisitions, financings and                   two years.
                                           restructurings of Odyssey's
                                           portfolio companies. Since
                                           1997, Mr. Oberrotman has been
                                           an independent management
                                           consultant. Mr. Oberrotman
                                           currently serves on the board
                                           of directors of Eagle Food
                                           Centers, Inc. (food retailing).


Lester Hill                                Since March 10, 1998, Mr. Hill                 Mr. Hill does not own any
Private Investor                           has been a private investor.                   securities issued by
34771 Doheny Place                         From February 1997 until March                 Circon nor has he
Capistrano Beach, CA 92624                 10, 1998, Mr. Hill was a                       purchased or sold Company
Age: 54                                    director, Chairman of the Board                securities during the past
                                           and Chief Executive Officer of                 two years.
                                           Pacific Scientific Corporation.
                                           From 1996 to February 1997, Mr.
                                           Hill was a business consultant.
                                           From 1992 through 1995, Mr.
                                           Hill was Executive Vice
                                           President of the Communications
                                           Division of General Instrument
                                           Corporation.  Mr. Hill also
                                           serves as a director of Object
                                           Share, Inc. (a software tool,
                                           training and consulting
                                           business).



     Each Nominee has consented to serve as a director of the Company, if elected. If any Nominee is unable or declines to serve, the discretionary authority provided to the Committee's proxy holders will be exercised to vote at the Annual Meeting for a substitute designated by the Committee's proxy holders. The Committee has no reason to believe that any of its Nominees will be unable to or will decline to serve.

     Each Nominee is a party to an agreement with the Committee whereby the Committee has agreed to pay each Nominee $25,000 to serve as a Nominee and to indemnify each Nominee against certain expenses and liabilities that may be incurred in the proxy solicitation (the "Nominee Agreement"). Other than the Nominee Agreement, none of the Nominees is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company. Based on conversations with the Nominees, the Committee believes that the Nominees will seek to enhance shareholder value immediately by pursuing the prompt sale of the Company, although neither the members of the Committee nor the Nominees have determined an appropriate price for such sale.


     In addition, if Mr. Hill is elected as a director and chief executive officer of the Company, he intends to have the Company appoint David Schlotterbeck as chief operating officer of the Company and to add Mr. Schlotterbeck to the Company's board of directors if a vacancy in the board occurs.

                      THE COMMITTEE'S SOLICITATION EXPENSES

     Pursuant to an agreement among the members of the Committee, the expenses of preparing, printing and distributing this Proxy Statement, the accompanying form of proxy and any other soliciting materials of the Committee, and the expenses of soliciting proxies for the election of the Nominees will be borne by the members of the Committee in proportion to the highest number of shares of the Company's common stock each owns between October 15, 1998 and the date of the Annual Meeting. Such expenses are estimated to be approximately $150,000, and (if there should be litigation) possibly more. Pursuant to the Nominee Agreement, the members of the Committee have agreed to indemnify the Nominees and to pay each Nominee a fee of $25,000 to serve as a Nominee. The total expenditures of the Committee to date (including the fees to the Nominees) are estimated to be approximately $125,000. If elected, the Nominees intend to seek reimbursement from the Company without a vote of the Company's security holders for the Committee's expenses incurred in connection with the Committee's solicitation of proxies.


     The Committee has engaged MacKenzie Partners, Inc. for consulting services and to assist in the solicitation process. MacKenzie Partners, Inc. will be paid its reasonable and customary fees for its services, which will not be less than $15,000 and will be reimbursed for its expenses. MacKenzie Partners, Inc. will use approximately 35 persons in its solicitation efforts. In addition to the use of the mails, solicitations of proxies may be made by means of personal calls upon, or telephonic communications to or with shareholders or their personal representatives by the Committee, employees of members of the Committee, and by MacKenzie Partners, Inc. Copies of the Committee's soliciting materials will be furnished to banks, brokerage houses, fiduciaries and other nominees for forwarding to beneficial owners of shares and the Committee will reimburse them for their reasonable out-of-pocket expenses for forwarding such materials.

                            CERTAIN OTHER INFORMATION

     Certain information regarding Circon common stock, the beneficial ownership of Circon common stock held by Circon directors, nominees, management and 5% shareholders, other information concerning Circon's management, and the procedures for submitting proposals for consideration at the next Annual Meeting of Shareholders is or will be contained in Circon's proxy statement and is incorporated herein by reference. Circon has provided its stockholders with its Annual Report to Stockholders for the year ended December 31, 1997 and with its Form 10-Q for the quarter ended June 30, 1998, which contain certain information as to Circon's financial condition and other matters.

     The Committee assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, Circon's proxy statement, its Annual Report to Stockholders for the year ended December 31, 1997 or its Form 10-Q for the quarter ended June 30, 1998.

                  VOTE TODAY -- ELECT THE COMMITTEE'S NOMINEES

     Your vote is important, no matter how many or how few Circon shares you own. The Committee urges you to mark, sign, date and return the enclosed BLUE proxy card to vote for election of the Nominees. The Committee urges you to vote for the Nominees and support their goal of taking immediate steps to maximize shareholder value.

     The Committee urges you not to sign any proxy card sent to you by Circon. If you have already done so, you may revoke your proxy by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to The Circon Shareholders Committee, c/o MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, or to the Secretary of the Company, or by voting in person at the Annual Meeting. Only your latest dated proxy will count at the Meeting.

     If your Circon shares are registered in your own name, please mark, sign and date the enclosed BLUE proxy card and return it to The Circon Shareholders Committee, c/o MacKenzie Partners, Inc., in the enclosed envelope in time to be voted at the Meeting. If any of your Circon shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Circon shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to The Circon Shareholders Committee, c/o MacKenzie Partners, Inc. at the address indicated below:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                        Call toll-free (800) 800-322-2885


November 4, 1998


PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD PROMPTLY. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD, ANY PROXY PREVIOUSLY SIGNED BY YOU WILL BE REVOKED. REMEMBER, ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

APPENDIX A

                                  THE COMMITTEE

     Certain information regarding the members of the Committee, including, but not limited to the aggregate number of shares of Circon stock beneficially owned, directly, or indirectly, by each of them as of October 15, 1998 is set forth below. Their transactions in Circon stock during the past two years is set forth in Appendix B.


     On October 15, 1998, P. Schoenfeld Asset Management, LLC ("PSAM"), Metropolitan Capital Advisors, Inc. ("Metropolitan Capital"), Metropolitan Capital III, Inc. ("Metropolitan III") and Sandell Asset Management Corp. ("SAMC"), entered into an agreement with respect to the formation and conduct of the Committee (the "Solicitation Agreement"). On October 23, 1998, Castlerigg Master Investments, Ltd. ("Castlerigg" or "the Master Fund"), an entity controlled by SAMC, replaced SAMC as a party to the Solicitation Agreement. Pursuant to the Solicitation Agreement, the Committee's proxy solicitation expenses will be borne by the members of the Committee pro rata to their shareholdings. The Solicitation Agreement prohibits any member of the Committee from selling any of its shares of Circon Common Stock until the Company holds the Annual Meeting or until the Company makes an announcement that all of the Company's common stock is to be acquired by a third party. The Solicitation Agreement also requires that all of the members of the Committee vote in favor of the Nominees. To that end, the members of the Committee granted an irrevocable proxy with respect to the Circon common stock they own as of the Record Date to Messrs. Sandell, Schwarz and Schoenfeld, acting by any two of them, to vote the Committee's shares at the Annual Meeting. The members of the Committee are also parties to the Nominee Agreement. As of October 15, 1998, members of the Committee and their affiliates beneficially own, in the aggregate, 1,246,215 shares of Circon Common stock, representing approximately 9.3% of the outstanding shares.

     PSAM is a New York limited liability company registered as a non-clearing broker-dealer and an investment adviser with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The principal business of PSAM is to provide investment advisory services with respect to global event arbitrage activities to managed accounts (the "Managed Accounts") and to certain investment partnerships (the "Partnerships") for which entities controlled by Peter Schoenfeld serve as the general partner. Mr. Schoenfeld is the Managing Member of PSAM. As of the close of business on October 15, 1998, PSAM and Mr. Schoenfeld may be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 250,855 shares of the Company's common stock, representing 1.9% of the outstanding common stock, as of October 15, 1998. PSAM shares voting power and dispositive power over the its Circon common stock, subject to the Solicitation Agreement, with Mr. Schoenfeld. Mr. Schoenfeld and
P. Schoenfeld Asset Management, LLC have a business address at 1330 Avenue of the Americas, New York, NY 10019. Information concerning PSAM's purchases and sales of Circon common stock within the last two years on behalf of the Partnerships and Managed Accounts is set forth in Appendix B.


     Metropolitan Capital, a New York corporation, is the General Partner of Metropolitan Capital Advisors L.P., the sole General Partner of Bedford Falls Investors, L.P. ("Bedford"), which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. Bedford holds 243,535 shares of the Company's common stock.

     Metropolitan III, a Delaware corporation, is the General Partner of Metropolitan Capital Partners III, L.P., a privately owned partnership which renders investment management and advisory services to Metropolitan Capital Advisors Investment Limited ("Metropolitan International"), which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. Metropolitan International holds 160,129 shares of the Company's common stock.

     Jeffrey E. Schwarz is a shareholder, Director, and the Chief Executive Officer, Treasurer and Secretary of Metropolitan Capital and Metropolitan III. Karen Finerman is a shareholder, Director and the President of Metropolitan Capital and Metropolitan III.

     Mr. Schwarz and Ms. Finerman are also controlling persons of KJ Advisors, Inc., a New York corporation ("KJ"), which acts as General Partner of Metropolitan Capital Partners II, L.P., which, in turn, provides administrative services to Bedford, and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. One such institution beneficially owns 15,500 shares of the Company's common stock. As a result, Mr. Schwarz and Ms. Finerman may be deemed beneficial owners of such shares of Company common stock.

     Mr. Schwarz, Ms. Finerman, Metropolitan Capital, Metropolitan III, Metropolitan International and Bedford (collectively, the "Metropolitan Parties") may be deemed to have Beneficial Ownership of an aggregate of 419,164 shares of the Company's common stock, representing 3.2% of the outstanding common stock, as of October 15, 1998. The Metropolitan Parties have a business address at 660 Madison Avenue, New York, NY 10022. Information concerning the Metropolitan Parties' purchases and sales of Circon common stock within the last two years is contained in Appendix B.

     SAMC, a British Virgin Island Company, is the investment manager of Castlerigg, also a British Virgin Island Company, which invests and trades in a wide range of United States and non-United States equity and debt securities and other financial and investment interests, instruments and property, focusing primarily on a global event-driven investment strategy. Thomas Sandell, a Swedish citizen, is the principal of SAMC. Castlerigg, SAMC and Mr. Sandell may be deemed to Beneficially own 575,996 shares of the Company's common stock, representing 4.3% of the outstanding common stock, as of October 15, 1998. Mr. Sandell, the Master Fund and SAMC have a business address at 65 East 55th Street, New York, NY 10022. Information concerning the Master Fund's purchases and sales of Circon common stock within the last two years is contained in Appendix B.

APPENDIX B

                             The Master Fund Trades

Date                Purchase/Sale                     Quantity          Price
----                -------------                     --------          -----

10-15-98                   S                           29,000           8.997800
--------------------------------------------------------------------------------
10-08-98                   S                            2,000           8.750000
--------------------------------------------------------------------------------
10-07-98                   S                            2,500           9.062500
--------------------------------------------------------------------------------
09-16-98                   S                           50,000           9.625000
--------------------------------------------------------------------------------
07-17-98                   P                           17,000          16.625000
--------------------------------------------------------------------------------
07-10-98                   P                           20,000          16.484375
--------------------------------------------------------------------------------
07-08-98                   P                           10,000          15.875000
--------------------------------------------------------------------------------
07-08-98                   P                            5,000          15.875000
--------------------------------------------------------------------------------
07-07-98                   P                            2,000          15.500000
--------------------------------------------------------------------------------
07-06-98                   P                              400          15.500000
--------------------------------------------------------------------------------
07-02-98                   P                              800          15.375000
--------------------------------------------------------------------------------
07-02-98                   P                           25,000          15.562500
--------------------------------------------------------------------------------
07-01-98                   P                           25,000          15.500000
--------------------------------------------------------------------------------
06-19-98                   P                           72,000          15.312500
--------------------------------------------------------------------------------
06-17-98                   P                           53,896          15.000000
--------------------------------------------------------------------------------
06-17-98                   P                           34,000          15.000000
--------------------------------------------------------------------------------
06-16-98                   P                           50,000          14.500000
--------------------------------------------------------------------------------
06-16-98                   P                            4,000          14.500000
--------------------------------------------------------------------------------
06-04-98                   P                           25,000          15.250000
--------------------------------------------------------------------------------
06-03-98                   P                           40,000          15.212200
--------------------------------------------------------------------------------
03-04-98                   P                          125,400          16.470000
--------------------------------------------------------------------------------
03-03-98                   P                          150,000          16.370000
--------------------------------------------------------------------------------

     The shares of Circon common stock held by the Master Fund may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of Circon common stock, are pledged as collateral security for the repayment of debit balances in the respective accounts. The amount of margin debt applicable to the Circon common stock is not readily ascertainable.

                           TRANSACTION SUMMARY Bedford Falls Investors, L.P.

Date                 Security                   Quantity        Price per Share
----                 --------                   --------      ------------------

06-25-97             Circon Corp.                  9,900            $14.00
07-09-97             Circon Corp.                  1,700            $14.38
07-21-97             Circon Corp.                  3,300            $14.38
07-22-97             Circon Corp.                  2,900            $14.38
12-08-97             Circon Corp.                  4,000            $15.12
12-09-97             Circon Corp.                  1,300            $15.10
12-10-97             Circon Corp.                  1,400            $15.10
12-11-97             Circon Corp.                  1,000            $14.92
12-12-97             Circon Corp.                  2,000            $15.04
12-16-97             Circon Corp.                  5,800            $15.15
12-17-97             Circon Corp.                  5,500            $15.03
12-18-97             Circon Corp.                  2,500            $15.02
12-22-97             Circon Corp.                  5,500            $14.97
12-29-97             Circon Corp.                    835            $14.99
12-30-97             Circon Corp.                  5,200            $15.03
03-03-98             Circon Corp.                  5,000            $16.44
03-06-98             Circon Corp.                 70,800            $16.44
03-26-98             Circon Corp.                 19,000            $16.63
04-08-98             Circon Corp.                 31,300            $16.63
04-14-98             Circon Corp.                 14,200            $16.81
05-12-98             Circon Corp.                  5,000            $16.86
05-13-98             Circon Corp.                  2,100            $16.85
05-14-98             Circon Corp.                  4,400            $16.77
05-18-98             Circon Corp.                    800            $16.80
05-26-98             Circon Corp.                 15,700            $14.36
05-26-98             Circon Corp.                  8,800            $14.38
05-29-98             Circon Corp.                  9,400            $13.88
                                              ----------

Shares contributed
     to Bedford                                    4,200

Total Shares Held at 10/12/98                    243,535
                                                 =======

(All of the transactions set forth above were purchases)

     The shares of Circon common stock held by Bedford may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of Circon common stock, are pledged as collateral security for the repayment of debit balances in the respective accounts. The amount of margin debt is not readily ascertainable.

                               TRANSACTION SUMMARY
                         (Shares Contributed to Bedford)

Date                 Security              Quantity          Price per Share
----                 --------              --------         ------------------

06-25-97            Circon Corp.               900                $14.00
07-22-97            Circon Corp.               800                $14.38
12-12-97            Circon Corp.             1,000                $15.05
12-16-97            Circon Corp.               500                $15.18
12-17-97            Circon Corp.               500                $15.06
12-22-97            Circon Corp.               500                $15.00
                                                               ---------

                                             4,200 (1)
                                             =====

(1) These securities were contributed to Bedford Falls Investors, L.P. as a January 1, 1998 capital contribution.

(All of the transactions set forth above were purchases)

                               TRANSACTION SUMMARY

                 [Trades Attributable to Schwarz and Finerman]


Date                  Security                   Quantity        Price per Share
----                  --------                   --------        ---------------


06-25-97              Circon Corp.                    800            $14.00
07-22-97              Circon Corp.                    500            $14.38
12-12-97              Circon Corp.                  1,000            $15.05
12-16-97              Circon Corp.                    500            $15.18
12-17-97              Circon Corp.                    500            $15.06
12-22-97              Circon Corp.                    400            $15.01
03-06-98              Circon Corp.                  5,000            $16.44
03-26-98              Circon Corp.                  1,200            $16.64
04-08-98              Circon Corp.                  1,700            $16.63
04-14-98              Circon Corp.                  1,000            $16.83
05-13-98              Circon Corp.                    400            $16.88
05-14-98              Circon Corp.                    300            $16.81
05-26-98              Circon Corp.                  1,100            $14.37
05-26-98              Circon Corp.                    600            $14.40
05-29-98              Circon Corp.                    500            $13.90
                                                    -----


                                                   15,500
                                                   ======

(All of the transactions set forth above were purchases)

     The foregoing shares of Circon common stock held in a managed account over which Mr. Schwarz and Ms. Finerman share voting and dispositive power may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of Circon common stock, are pledged as collateral security for the repayment of debit balances in the respective accounts. The amount of margin debt is not readily ascertainable.

                               TRANSACTION SUMMARY
                       Metropolitan Capital Advisors Int'l

Date                    Security                  Quantity      Price per Share
----                    --------                  --------      ---------------

06-25-97              Circon Corp.                  3,400            $14.00
07-09-97              Circon Corp.                  3,300            $14.38
07-14-97              Circon Corp.                    650            $14.34
07-21-97              Circon Corp.                  1,700            $14.38
07-22-97              Circon Corp.                    800            $14.38
12-08-97              Circon Corp.                  2,387            $15.12
12-09-97              Circon Corp.                  1,952            $15.10
12-10-97              Circon Corp.                  1,212            $15.10
12-11-97              Circon Corp.                  1,279            $14.92
12-16-97              Circon Corp.                  3,786            $15.15
12-17-97              Circon Corp.                  3,500            $15.03
12-18-97              Circon Corp.                  1,663            $15.02
12-22-97              Circon Corp.                  3,600            $14.97
12-24-97              Circon Corp.                    400            $14.98
12-26-97              Circon Corp.                  3,000            $14.97
12-30-97              Circon Corp.                  2,200            $15.04
02-27-98              Circon Corp.                  3,000            $16.17
03-03-98              Circon Corp.                  5,000            $16.44
03-06-98              Circon Corp.                 49,200            $16.44
03-11-98              Circon Corp.                    600            $16.38
03-26-98              Circon Corp                  12,800            $16.63
04-08-98              Circon Corp.                 17,000            $16.63
04-14-98              Circon Corp.                  9,800            $16.81
05-14-98              Circon Corp.                  3,000            $16.77
05-26-98              Circon Corp.                 10,700            $14.36
05-26-98              Circon Corp.                  5,600            $14.38
05-29-98              Circon Corp.                  6,100            $13.88
06-15-98              Circon Corp.                  2,500            $13.80
                                                    -----
                                                  160,129

(All of the transactions set forth above were purchases)

     The shares of Circon common stock held by Metropolitan International may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of Circon common stock, are pledged as collateral security for the repayment of debit balances in the respective accounts. The amount of margin debt is not readily ascertainable.

                         TRANSACTION SUMMARY FOR SHARES
                       DEEMED TO BE BENEFICIALLY OWNED BY
                            PSAM and PETER SCHOENFELD


Date                       Price          Quantity          Buy/Sell
----                       -----          --------          --------

10/21/96                   17               10,000            Buy
12/3/96                    16.125           10,000            Buy
12/4/96                    16               20,000            Buy
1/6/97                     16                3,000            Buy
1/7/97                     15.875            1,600            Buy
1/8/97                     15.625            1,000            Sell
1/14/97                    14.90            25,000            Sell
1/15/97                    14.875            8,600            Sell
1/22/97                    15               10,000            Sell
2/14/97                    15.354           12,000            Buy
2/21/97                    15.375           13,000            Buy
2/26/97                    15.25             5,000            Buy
2/27/97                    15.375           15,000            Buy
2/28/97                    15.375            2,500            Buy
3/4/97                     15.5456          36,900            Buy
3/5/97                     15.5              5,000            Buy
3/6/97                     15.375            5,600            Buy
3/11/97                    15.375            5,000            Buy
3/19/97                    14.25             2,000            Buy
3/20/97                    14.25             2,000            Buy
3/21/97                    14.25             5,000            Buy
3/25/97                    14.125            5,000            Buy
3/26/97                    14.125           25,000            Buy
4/18/97                    13                7,500            Sell
4/21/97                    13.414            3,200            Sell
4/22/97                    13.875            2,500            Sell
4/28/97                    13.0568          55,000            Sell
5/8/97                     13                5,000            Sell
5/15/97                    13                5,000            Sell
6/6/97                     13.125            5,000            Sell
6/16/97                    13.4202          25,700            Buy
6/17/97                    13.4375          10,000            Buy
7/14/97                    14.25             2,600            Buy
7/15/97                    14.625            7,500            Buy
10/22/97                   16.1562          20,000            Buy
12/29/97                   15                5,000            Buy

Date                      Price             Quantity          Buy/Sell
----                      -----             --------          --------

12/30/97                   15                2,800            Sell
12/30/97                   15                2,800            Buy
1/9/98                     15.5625           4,000            Buy
1/12/98                    15.5625          10,000            Buy
1/26/98                    15.5625           7,500            Buy
1/27/98                    15.5625           5,000            Buy
2/4/98                     15.75             2,500            Buy
2/17/98                    16.1875          10,000            Buy
2/23/98                    16.375            7,500            Buy
2/24/98                    16.25             7,000            Buy
2/25/98                    16.25            10,000            Buy
3/2/98                     16.1875         100,000            Buy
3/3/98                     16.375           50,000            Buy
3/4/98                     16.438          100,000            Buy
4/1/98                     16 23/32         25,600            Buy
4/1/98                     16.6875          25,600            Sell
4/8/98                     16.625            7,000            Buy
5/26/98                    14.4354          60,000            Sell
5/27/98                    13.5147          17,000            Sell
6/2/98                     14.5191          11,800            Sell
6/2/98                     14.5             10,000            Sell
6/2/98                     14.625            1,800            Sell
6/3/98                     14.9286          17,500            Sell
6/4/98                     15                5,000            Sell
6/29/98                    15.5             10,000            Sell
7/1/98                     15.375           30,000            Sell
7/2/98                     15.5             25,000            Sell
7/7/98                     16                5,000            Sell
7/8/98                     15.875           25,000            Sell
7/13/98                    16 13/32         15,000            Sell
7/15/98                    16.375           25,000            Sell
7/16/98                    16.25            15,000            Sell
7/24/98                    15.375           20,000            Sell
8/25/98                    15.375           15,000            Sell
9/10/98                    13.375            1,500            Sell
9/11/98                    13.25             1,200            Sell

Date                       Price           Quantity          Buy/Sell
----                       -----           --------          --------

9/15/98                    13.3182           5,500            Sell
9/16/98                    9.575            25,000            Buy
9/24/98                    10.1063          25,000            Sell
10/1/98                    8.75             15,000            Buy
10/7/98                    9.067            28,000            Buy
10/9/98                    7.9375           10,000            Buy
10/12/98                   8.25                200            Buy
10/13/98                   7.9375           25,000            Buy
10/15/98                   9.000            20,943            Sell
10/15/98                   9.0625           20,943            Buy

     The foregoing shares of Circon common stock held by PSAM and Mr. Schoenfeld may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of Circon common stock, are pledged as collateral security for the repayment of debit balances in the respective accounts. The amount of margin debt is not readily ascertainable.

                             PROXY SOLICITED BY THE
                 CIRCON SHAREHOLDERS COMMITTEE (THE "COMMITTEE")
             IN SUPPORT OF ITS NOMINEES TO THE BOARD OF DIRECTORS OF
                               CIRCON CORPORATION

     The undersigned hereby appoints PETER SCHOENFELD, JEFFREY SCHWARZ and THOMAS SANDELL and each of them, the proxy or proxies of the undersigned, with full power of substitution to vote all shares of Common Stock, par value $.01 per share, of CIRCON CORPORATION (the "Company") which the undersigned would be entitled to vote if personally present at the 1998 Annual Meeting of Shareholders of the Company and at any and all adjournments, postponements, reschedulings or continuations thereof (the "Meeting").

                         THE COMMITTEE RECOMMENDS A VOTE
                      FOR THE ELECTION OF DIRECTORS BELOW.

1.   ELECTION OF DIRECTORS (check one box only)

     [_] FOR ALL NOMINEES listed below


     [_]  WITHHOLD AUTHORITY to vote for all nominees listed below:


             ALAIN OBERROTMAN      LESTER HILL     JONATHAN R. MACEY

(TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, CHECK THE "FOR" BOX ABOVE AND WRITE THAT NOMINEE'S NAME ON THE LINE PROVIDED BELOW).

--------------------------------------------------------------------------------

THE PROXIES ARE HEREBY AUTHORIZED TO VOTE IN THEIR DISCRETION UPON ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF.

                                     (Over)

     THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 AND, IN THE DISCRETION OF THE PROXIES, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF. IF THERE IS CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS, UNLESS OTHERWISE INDICATED BY THE STOCKHOLDER, A VOTE FOR THE NOMINEES LISTED IN PROPOSAL 1 WILL GIVE THE PROXIES DISCRETIONARY AUTHORITY TO CUMULATE ALL VOTES TO WHICH THE UNDERSIGNED IS ENTITLED AND TO ALLOCATE SUCH VOTES IN FAVOR OF ONE OR ALL OF SUCH NOMINEES, AS THE PROXIES MAY DETERMINE.

     THE COMMITTEE RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES NAMED IN PROPOSAL 1.


                                             DATED: _____________________, 1998

                                             -----------------------------------
                                             Signature

                                             -----------------------------------
                                             Signature, if held jointly

                                             -----------------------------------
                                             Title or Authority
                                             PLEASE SIGN EXACTLY AS YOUR NAME
                                             APPEARS ON THIS PROXY. JOINT
                                             OWNERS SHOULD EACH SIGN
                                             PERSONALLY. IF SIGNING AS
                                             ATTORNEY, EXECUTOR,
                                             ADMINISTRATOR, TRUSTEE OR
                                             GUARDIAN, PLEASE INCLUDE YOUR
                                             FULL TITLE. CORPORATE PROXIES
                                             SHOULD BE SIGNED BY AN AUTHORIZED
                                             OFFICER.

PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.